Pricing Term Sheet	Free Writing Prospectus
dated as of August 7, 2025	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated August 7, 2025 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

$500,000,000

Apollo Global Management, Inc.

5.150% Senior Notes due 2035

Final Pricing Term Sheet

August 7, 2025

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 5.150% Senior Notes due 2035 (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 7, 2025 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-271275. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.
Guarantors:	Apollo Asset Management, Inc., Apollo Principal Holdings A, L.P., Apollo Principal Holdings B, L.P., Apollo Principal Holdings C, L.P., AMH Holdings (Delaware), L.P. and Apollo Management Holdings, L.P.
Securities:	5.150% Senior Notes due 2035 (the “notes”)
Ranking:	Senior Unsecured
Principal Amount Offered:	$500,000,000
Trade Date:	August 7, 2025
Settlement Date(1):	August 12, 2025 (T+3)
Maturity Date:	August 12, 2035

Coupon:	5.150%
Interest Payment Dates:	February 12 and August 12, commencing February 12, 2026
Record Dates:	January 28 and July 28 of each year
Benchmark Treasury:	4.250% due May 15, 2035
Benchmark Treasury Price; Yield:	100-04 ¾; 4.231%
Spread to Benchmark Treasury:	+95 basis points
Re-offer Yield:	5.181%
Issue Price:	99.760%
Optional Redemption: Make-Whole Call: Par Call:	T + 15 basis points prior to May 12, 2035 On or after May 12, 2035
Day Count Convention:	30/360
Proceeds (before expenses and underwriters’ discount):	$498,800,000
Use of Proceeds:	The Issuer intends to use the proceeds from the Offering for general corporate purposes, including to repay, upon the consummation of the acquisition of Bridge Investment Group Holdings Inc., all issued and outstanding senior secured notes of Bridge Investment Group Holdings LLC (“Bridge LLC”) (collectively, the “Bridge Senior Notes”) and certain other indebtedness of Bridge LLC, and to pay related fees and expenses in connection with the Offering and the use of proceeds therefrom.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Expected Ratings(2):	Moody’s: A2 / S&P: A / Fitch: A
CUSIP / ISIN:	03769M AE6 / US03769MAE66
Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC

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Co-Managers:	Apollo Global Securities, LLC† BMO Capital Markets Corp. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

(1)        We expect delivery of the notes will be made against payment therefor on or about August 12, 2025, which is the third business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

(2)        Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

† Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Citigroup Global Markets Inc., telephone: 1-800-831-9146; BofA Securities, Inc., telephone: 1-800-294-1322; Barclays Capital Inc., telephone: 1-888-603-5847; or Goldman Sachs & Co. LLC, telephone: 1-866-471-2526 or email: prospectus-ny@ny.email.gs.com.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.

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